SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENDOLOGIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

29266S304

(CUSIP Number of Class of Securities’ Underlying Common Stock)

John Onopchenko

Chief Executive Officer

Endologix, Inc.

2 Musick

Irvine, California 92618

(949) 595-7200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeremy Hayden General Counsel Endologix, Inc. 2 Musick Irvine, California 92618 (949) 595-7200	Ryan C. Wilkins Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$603,137	$73.10

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 741,372 shares of the common stock, $0.001 par value per share, of Endologix, Inc., having an aggregate value of $0.6 million as of August 5, 2019 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73.10	Filing Party: Endologix, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2019, as amended and supplemented by Amendment No. 1 filed with the SEC on August 27, 2019 (as amended and supplemented, the “Schedule TO”), relating to the offer by Endologix, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share, whether vested or unvested, that (i) have a per share exercise price of $20.00 or greater that were issued under (1) the 2006 Plan, (2) the 2015 Plan, (3) the TriV Grants, and (4) the 2017 Inducement Plan, and (ii) are held by an Eligible Participant. The Eligible Options may be exchanged for a lesser number of the New Stock Options upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 12, 2019 (as amended and supplemented, the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 2 amends and supplements Item 4 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Exchange, and the other Disclosure Documents. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Exchange Program expired on September 9, 2019, at 11:59 p.m., Eastern Time. Pursuant to the terms and conditions of the Exchange Program, an aggregate of 176 Eligible Participants elected to exchange Eligible Options and the Company accepted for exchange Eligible Options to purchase an aggregate of 672,188 shares of the Company’s common stock, representing approximately 91% of the total number of shares of the Company’s common stock underlying the Eligible Options. All surrendered Eligible Options were cancelled and, subject to the terms and conditions of the Exchange Program, the Company granted New Options to purchase an aggregate of 222,973 shares of the Company’s common stock in exchange for the tendered Eligible Options. The exercise price per share of the New Options granted pursuant to the Exchange Program was $4.71 per share, which is equal to the closing price per share of the common stock on the NASDAQ Global Market on September 10, 2019, the Option grant date. The vesting terms of the New Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

ENDOLOGIX, INC.

/s/ John Onopchenko
Name:	John Onopchenko
Title:	Chief Executive Officer

Date:	September 10, 2019